UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                     0-14659
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                    828599100
                                                                 ---------------
                                                                   CUSIP NUMBER

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
                                 [ ] Form N-CSR

      For the period ended: June 30, 2006

      [  ] Transition Report on Form 10-K
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR

      For the Transition Period ended:_____________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      N/A

PART I -- REGISTRANT INFORMATION

Simclar, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

2230 W. 77th Street
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Address of Principal Executive Office (Street and Number)

Hialeah, Florida 33016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      Simclar, Inc. is unable to file on a timely basis its Form 10-Q for the quarter ended June 30, 2006 due to the discovery of accounting errors in its Mexican operations during 2005 and the first quarter of 2006. The Company has not yet been able to conclude whether these errors had a material effect on its financial statements included in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2006 or its annual report on Form 10-K for 2005.
The Company's efforts to identify and correct those errors necessarily affect its ability to prepare and file on a timely basis its quarterly report on Form 10-Q for the quarter ended June 30, 2006, both because of the diversion of the time and effort of its accounting staff to the identification and correction of the errors, and also because such corrections may affect the preparation of its financial statements for the second quarter.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marshall W. Griffin, Jr.                  937               220-9777 (ext. 147)
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       (Name)                         (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no,
identify the reports.                                             [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

Explanation of Anticipated Change:

      The Registrant expects that the inclusion of the results of operations of its subsidiaries, Simclar (North America), Inc. (acquired effective May 19,
2005) and Simclar Interconnect Technologies, Inc. (which acquired certain assets from Litton Systems, Inc. effective February 24, 2006) will have the effect of increasing the Registrant's sales by approximately $20,650,000 and increasing income before income taxes by approximately $592,000, in comparison to the six months ended June 30, 2005. These estimates do not include the effect of any adjustments that may flow from the correction of the accounting errors relating to our Mexican operations, which have not yet been quantified.


                                   SIGNATURES

      Simclar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SIMCLAR, INC.


Date: August 15, 2006                       By: /s/ Marshall W. Griffin, Jr.
                                                --------------------------------
                                                Marshall W. Griffin, Jr., Chief
                                                Financial Officer